 ALAMOS GOLD INC.

Financial Statements
(in United States dollars, unless otherwise stated)
For the years ended December 31, 2025 and 2024

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
The accompanying consolidated financial statements of Alamos Gold Inc. (the “Company”) and the information in these annual consolidated financial statements are the responsibility of management and have been reviewed and approved by the Company’s board of directors (the “Board of Directors”). The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. In the preparation of these consolidated financial statements, estimates are sometimes necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Management believes that such estimates, which have been properly reflected in the accompanying consolidated financial statements, are based on the best estimates and judgments of management.
To discharge its responsibilities for financial reporting and safeguarding of assets, management depends on the Company’s systems of internal control over financial reporting. These systems are designed to provide reasonable assurance that the financial records are reliable and form a proper basis for the timely and accurate preparation of the consolidated financial statements. The Chief Executive Officer and Chief Financial Officer have assessed the design, implementation and operating effectiveness of internal control over financial reporting as at December 31, 2025. Based on its assessment, management concluded that, as of December 31, 2025, the Company’s internal control over financial reporting was effective.
The Board of Directors oversees management’s responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee, which is composed solely of directors who are neither officers nor employees of the Company. This Committee meets with management and the Company’s independent auditors, KPMG LLP, to ensure that management properly fulfill its financial reporting responsibilities, review the consolidated financial statements, and recommend approval by the Board of Directors. The Audit Committee provides full and unrestricted access to the independent auditors, and also meets with the independent auditors without the presence of management, to discuss the scope and results of their audits, the adequacy of internal control over financial reporting, and the quality of financial reporting.
The consolidated financial statements have been audited by KPMG LLP (Auditor Firm ID: 85), an independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States).
"John A. McCluskey"
John A. McCluskey
President and Chief Executive Officer
"Gregory Fisher"
Gregory Fisher, CPA, CA
Chief Financial Officer

KPMG LLP Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5 Canada	Telephone (416) 777-8500 Fax (416) 777-8818 Internet www.kpmg.ca of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Alamos Gold Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Alamos Gold Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years then ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for each of the years then ended December 31, 2025, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited were engaged to audit, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 18, 2026 expressed an unqualified indicates that the scope of our work was not sufficient to enable us to express, and we do not express, an opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The Critical audit matters communicated below is are matters arising from the current period audit of the consolidated financial statements that was were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters. The communication of a critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinions on the critical audit matters or on the accounts or disclosures to which it relates.

As discussed in Note 6 to the consolidated financial statements, the Company completed the acquisition of Argonaut Gold Inc. (“Argonaut”) on July 12, 2024 for consideration of $419.0 million. Based on the allocation of the purchase price, the Company recorded $307.3 million of mineral properties. As discussed in Note 5 to the consolidated financial statements, the measurement of the fair values as at the acquisition date requires the Company to make certain judgments and estimates, including but not limited to the most appropriate valuation methodology, estimates of mineral reserves and mineral resources of the assets acquired, value of resources outside life of mine plans including assumptions for market values per ounce, future production levels, future operating costs, capital expenditures, discount rates, future metal prices and long term foreign exchange rates. We identified the evaluation of the fair value of the mineral properties acquired in the acquisition of Argonaut as a critical audit matter. Significant auditor judgment was required to evaluate key assumptions used to finalize the fair value of the mineral properties
© 2026 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

acquired, specifically future production levels, future operating costs, future capital expenditures, discount rate and the value of resources outside of the life of mine plan, as changes in these assumptions could have a significant impact on the fair value of the mineral properties acquired. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process to determine the fair value of the acquired mineral properties. This included controls over the determination of future cash flows in the life of mine plan used and the development of the key assumptions. We assessed the competence, capabilities and objectivity of the Company’s personnel who prepared the mineral reserves and resources information, including the industry and regulatory standards they applied. We assessed the Company’s future production levels, future operating costs and future capital expenditures used in the discounted cash flow model by comparing them to the publicly released technical reports and actual historical results. We involved valuation professionals with specialized skills and knowledge who assisted in: evaluating the discount rate by comparing to an estimate that was independently developed using publicly available information and data for comparable entities assessing the value of resources outside of the life of mine plan by comparing the assumption to the implied value per ounce from comparable market transactions and the implied value per ounce of the mineral reserves and resources in the discounted cash flow.

As discussed in Note 6 to the consolidated financial statements, the Company completed the acquisition of Argonaut Gold Inc. (“Argonaut”) on July 12, 2024 for consideration of $419.0 million. Based on the allocation of the purchase price, the Company recorded $307.3 million of mineral properties. As discussed in Note 5 to the consolidated financial statements, the measurement of the fair values as at the acquisition date requires the Company to make certain judgments and estimates, including but not limited to the most appropriate valuation methodology, estimates of mineral reserves and mineral resources of the assets acquired, value of resources outside life of mine plans including assumptions for market values per ounce, future production levels, future operating costs, capital expenditures, discount rates, future metal prices and long term foreign exchange rates.

We identified the evaluation of the fair value of the mineral properties acquired in the acquisition of Argonaut as a critical audit matter. Significant auditor judgment was required to evaluate key assumptions used to finalize the fair value of the mineral properties acquired, specifically future production levels, future operating costs, future capital expenditures, discount rate and the value of resources outside of the life of mine plan, as changes in these assumptions could have a significant impact on the fair value of the mineral properties acquired.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process to determine the fair value of the acquired mineral properties. This included controls over the determination of future cash flows in the life of mine plan used and the development of the key assumptions. We assessed the competence, capabilities and objectivity of the Company’s personnel who prepared the mineral reserves and resources information, including the industry and regulatory standards they applied. We assessed the Company’s future production levels, future operating costs and future capital expenditures used in the discounted cash flow model by comparing them to the publicly released technical reports and actual historical results. We involved valuation professionals with specialized skills and knowledge who assisted in:

•evaluating the discount rate by comparing to an estimate that was independently developed using publicly available information and data for comparable entities
•assessing the value of resources outside of the life of mine plan by comparing the assumption to the implied value per ounce from comparable market transactions and the implied value per ounce of the mineral reserves and resources in the discounted cash flow.
the Shareholders and Board of Directors of Alamos Gold Inc.
/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2005.

Toronto, Canada
February 18, 2026
n the Consolidated Financial Statements

© 2026 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

KPMG LLP Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5 Canada	Telephone (416) 777-8500 Fax (416) 777-8818 Internet www.kpmg.ca
Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Alamos Gold Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Alamos Gold Inc.’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, Alamos Gold Inc. (the Company)has not maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years then ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated February 18, 2026expressed an unqualified indicates that the scope of our work was not sufficient to enable us to express, and we do not express, an opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, appearing under the heading Internal Control over Financial Reporting in Management’s Discussion and Analysis for the year ended December 31, 2025. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 18, 2026
© 2026 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

2025 FINANCIAL REPORT
ALAMOS GOLD INC.
Consolidated Statements of Financial Position
(Stated in millions of United States dollars)

	December 31, 2025	December 31, 2024
ASSETS
Current Assets
Cash and cash equivalents	$623.1	$327.2
Equity securities	58.9	24.0
Deferred payment consideration (Note 7)	157.1	—
Amounts receivable (Note 8)	45.0	46.7
Inventories (Note 9)	225.4	232.8
Other current assets	26.0	17.9
Total Current Assets	1,135.5	648.6

Non-Current Assets
Mineral property, plant and equipment (Note 10)	4,957.5	4,618.0
Deferred income taxes (Note 18)	34.0	12.2
Inventories (Note 9)	84.9	25.3
Deferred payment consideration (Note 7)	142.0	—
Other non-current assets (Note 11)	30.7	32.0
Total Assets	$6,384.6	$5,336.1

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (Note 12)	$316.1	$233.0
Derivative liabilities (Note 13)	128.0	9.1
Deferred revenue (Note 14)	50.0	116.6
Income taxes payable	53.6	50.5
Current portion of lease liabilities (Note 16)	11.8	15.2
Current portion of decommissioning liabilities (Note 17)	8.1	6.5
Total Current Liabilities	567.6	430.9

Non-Current Liabilities
Deferred income taxes (Note 18)	873.3	760.6
Derivative liabilities (Note 13)	129.1	140.0
Debt and financing obligations (Note 15)	200.0	250.0
Lease liabilities (Note 16)	11.2	21.4
Decommissioning liabilities (Note 17)	153.4	145.1
Other non-current liabilities	4.2	3.9
Total Liabilities	1,938.8	1,751.9

EQUITY
Share capital (Note 19)	$4,140.6	$4,138.5
Contributed surplus	87.7	89.3
Accumulated other comprehensive income (loss)	0.3	(37.4)
Retained earnings (deficit)	217.2	(606.2)
Total Equity	4,445.8	3,584.2
Total Liabilities and Equity	$6,384.6	$5,336.1
Commitments (Note 13), Subsequent events (Note 19)
The accompanying notes form an integral part of these consolidated financial statements.
"John A. McCluskey"                    "J. Robert S. Prichard"
John A. McCluskey                    J. Robert S. Prichard
President and Chief Executive Officer             Chairman

6	Alamos Gold Inc.

2025 FINANCIAL REPORT
ALAMOS GOLD INC.
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2025 and 2024
(Stated in millions of United States dollars, except share and per share amounts)

	December 31, 2025	December 31, 2024
OPERATING REVENUES	$1,808.8	$1,346.9

COST OF SALES
Mining and processing	572.8	518.9
Royalties	27.0	13.8
Amortization	209.7	218.4
	809.5	751.1
EXPENSES
Exploration	26.3	26.7
Corporate and administrative	39.3	32.6
Share-based compensation (Note 19)	55.0	31.7
Reversal of impairment (Note 10)	(218.8)	(57.1)
	711.3	785.0
EARNINGS FROM OPERATIONS	1,097.5	561.9

OTHER EXPENSES
Gain on sale of assets (Note 7)	231.0	—
Loss on commodity derivatives (Note 13)	(230.5)	(24.2)
Finance income (expense) (Note 20)	6.4	(3.8)
Foreign exchange (loss) gain	(5.1)	8.0
Other loss (Note 21)	(9.6)	(39.7)
EARNINGS BEFORE INCOME TAXES	$1,089.7	$502.2

INCOME TAXES (Note 18)
Current income tax expense	(120.5)	(98.7)
Deferred income tax expense	(83.4)	(119.2)
NET EARNINGS	$885.8	$284.3

Items that may be subsequently reclassified to net earnings:
Net change in fair value of currency hedging instruments, net of taxes	8.2	(11.7)
Net change in fair value of fuel hedging instruments, net of taxes	—	(0.1)
Items that will not be reclassified to net earnings:
Unrealized gain on equity securities, net of taxes	34.9	26.4
Total other comprehensive income	$43.1	$14.6
COMPREHENSIVE INCOME	$928.9	$298.9

EARNINGS PER SHARE (Note 22)
– basic	$2.11	$0.70
– diluted	$2.10	$0.69

The accompanying notes form an integral part of these consolidated financial statements.

7	Alamos Gold Inc.

2025 FINANCIAL REPORT
ALAMOS GOLD INC.

Consolidated Statements of Changes in Equity
For the years ended December 31, 2025 and 2024
(Stated in millions of United States dollars)
	December 31, 2025	December 31, 2024
SHARE CAPITAL (Note 19)
Balance, beginning of the year	$4,138.5	$3,738.6
Issuance of shares related to Argonaut Gold Inc. ("Argonaut") acquisition (Note 6)	—	360.1
Issuance of shares related to Orford Mining Corporation ("Orford") acquisition (Note 10)	—	13.3
Issuance of shares related to share-based compensation	3.5	5.6
Issuance of shares for dividend reinvestment and share purchase plan ("DRIP")	2.6	5.8
Issuance of shares for employee share purchase plan ("ESPP")	6.6	6.3
Transfer from contributed surplus of share-based compensation redeemed	1.0	3.0
Issuance of shares through flow-through share agreements	—	6.5
Exercise of Orford warrants and stock options	1.5	1.4
Repurchase and cancellation of common shares (Note 19)	(13.1)	—
Cancellation of unexchanged post-amalgamation shares	—	(2.1)
Balance, end of year	$4,140.6	$4,138.5

CONTRIBUTED SURPLUS
Balance, beginning of the year	$89.3	$88.6
Share-based compensation	3.4	5.3
Transfer to share capital of share-based compensation redeemed	(1.0)	(3.0)
Distribution of share-based compensation	(3.7)	(3.0)
(Exercise) issuance of replacement warrants and options upon Orford acquisition	(0.3)	1.4
Balance, end of year	$87.7	$89.3

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of the year on currency hedging instruments	($5.3)	$6.4
Net change in fair value of currency hedging instruments, net of tax	8.2	(11.7)
	$2.9	($5.3)

Balance, beginning of the year on fuel hedging instruments	($0.2)	($0.1)
Net change in fair value of fuel hedging instruments, net of tax	—	(0.1)
	($0.2)	($0.2)

Balance, beginning of the year on equity securities	($31.9)	($33.2)
Realized gain on disposition of equity securities, reclassified to earnings, net of tax	(5.4)	(25.1)
Net change in unrealized gain on equity securities, net of taxes	34.9	26.4
	($2.4)	($31.9)
Balance, end of year	$0.3	($37.4)

RETAINED EARNINGS (DEFICIT)
Balance, beginning of the year	($606.2)	($876.8)
Dividends (Note 19(e))	(42.1)	(40.9)
Repurchase and cancellation of common shares (Note 19)	(25.7)	—
Cancellation of unexchanged shares (Note 19)	—	2.1
Reclassification of realized gain on disposition of equity securities	5.4	25.1
Net earnings	885.8	284.3
Balance, end of year	$217.2	($606.2)

TOTAL EQUITY	$4,445.8	$3,584.2

The accompanying notes form an integral part of these consolidated financial statements.

8	Alamos Gold Inc.

2025 FINANCIAL REPORT
ALAMOS GOLD INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2025 and 2024
(Stated in millions of United States dollars)

	For the Years Ended
	December 31, 2025	December 31, 2024
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings	$885.8	$284.3
Adjustments for items not involving cash:
Amortization	209.7	218.4
Reversal of impairment (Note 10)	(218.8)	(57.1)
Foreign exchange loss (gain)	5.1	(8.0)
Current income tax expense	120.5	98.7
Deferred income tax expense	83.4	119.2
Share-based compensation (Note 19(d))	67.6	31.7
Finance (income) expense	(6.4)	3.8
Loss on commodity derivatives	230.5	24.2
Gain on sale of assets (Note 7)	(231.0)	—
Deferred revenue recognized (Note 14)	(124.6)	—
Settlement of Argonaut legacy gold hedges (Note 13)	(113.5)	—
Proceeds from gold sale prepayment (Note 14)	50.0	—
Other items (Note 23)	(34.0)	11.0
Changes in working capital and taxes paid (Note 23)	(129.0)	(65.1)
	795.3	661.1
INVESTING ACTIVITIES
Mineral property, plant and equipment	(507.1)	(417.6)
Interest capitalized to mineral property, plant and equipment	(17.1)	(7.7)
Repurchase of royalty on Young-Davidson (Note 10)	(2.0)	—
Investment in Argonaut, net of cash acquired (Note 6)	—	(30.2)
Proceeds from sale of assets, net of transaction costs (Note 7)	160.0	—
Proceeds from disposition of equity securities	9.8	1.0
Investment in equity securities	(0.5)	(11.6)
Transaction costs arising on asset dispositions and acquisitions (Note 5, Note 8)	—	(1.0)
	(356.9)	(467.1)
FINANCING ACTIVITIES
Proceeds from draw down of credit facility	—	250.0
Repayment of credit facility (Note 15)	(50.0)	—
Repayment of debt and accrued interest assumed on Argonaut acquisition (Note 6)	—	(308.3)
Dividends paid (Note 19)	(39.5)	(35.1)
Repurchase and cancellation of common shares (Note 19)	(38.8)	—
Credit facility transaction, standby fees and interest (Note 15)	(2.6)	(2.7)
Lease payments (Note 16)	(16.5)	(10.6)
Proceeds from issuance of flow-through shares	—	10.5
Proceeds from the exercise of options and warrants	4.1	6.8
	(143.3)	(89.4)
Effect of exchange rates on cash and cash equivalents	0.8	(2.2)
Increase in cash and cash equivalents	295.9	102.4
Cash and cash equivalents - beginning of year	327.2	224.8
CASH AND CASH EQUIVALENTS - END OF YEAR	$623.1	$327.2
The accompanying notes form an integral part of these consolidated financial statements.

9	Alamos Gold Inc.

2025 FINANCIAL REPORT
ALAMOS GOLD INC.
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(In United States dollars, unless otherwise indicated, tables stated in millions of United States dollars)

1	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
Alamos Gold Inc. ("Alamos"), a company incorporated under the Business Corporation Act (Ontario), and its wholly-owned subsidiaries (collectively the “Company”) is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX:AGI) and the New York Stock Exchange (NYSE: AGI). The Company's registered office is located at 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3.
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Island Gold District (comprising the Island Gold and Magino mines) and Young-Davidson mine in Northern Ontario, Canada and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, the Lynn Lake project in Manitoba, Canada and the Puerto Del Aire project in the Mulatos District.

2	BASIS OF PREPARATION
These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) effective as of December 31, 2025. IFRS comprises IFRSs, International Accounting Standards ("IASs"), and interpretations issued by the IFRS Interpretations Committee ("IFRICs").
These consolidated financial statements have been prepared using the historical cost convention, other than those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period and which are measured in accordance with the policies disclosed in Note 3.
The consolidated financial statements were authorized for issue by the Board of Directors on February 18, 2026.

3	SUMMARY OF MATERIAL ACCOUNTING POLICIES
(a) Basis of consolidation
These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. All subsidiaries are wholly-owned. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The Company's principal properties and material subsidiaries of the Company and their geographic locations at December 31, 2025 were as follows:

Direct parent company	Country of incorporation	Mining properties and projects owned
Alamos Gold Inc.	Canada	Island Gold Mine Young-Davidson Mine Lynn Lake project Magino Mine
Minas de Oro Nacional, S.A. de C.V.	Mexico	The Mulatos District
All intra-group transactions, balances, income and expenses are eliminated in full upon consolidation.
(b) Foreign currency
These consolidated financial statements are presented in United States dollars (“US dollars”), which is the functional currency of the Company and all of its subsidiaries.
Transactions in currencies other than the Company's or a subsidiary's functional currency (“foreign currencies”) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing at that date. Foreign currency non-monetary items that are measured in terms of historical cost are not retranslated.
Exchange differences are recognized in net earnings in the period in which they arise. Exchange differences on foreign deferred tax assets and liabilities are presented as deferred income tax expense on the Consolidated Statements of Comprehensive Income.

10	Alamos Gold Inc.

2025 FINANCIAL REPORT
(c) Cash and cash equivalents
The Company considers deposits in banks, certificates of deposits, and short-term investments with original maturities of three months or less from the acquisition date as cash and cash equivalents.
(d) Inventories
Parts and supplies inventory
Supplies inventory consists of mining supplies and consumables used in the operation of the mines, and is valued at the lower of average cost and net realizable value. Provisions are recorded to reflect present intentions for the use of slow moving and obsolete parts and supplies inventory.
Stockpile inventory
Stockpiles represent ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile. Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on the current mining cost per tonne incurred up to the point of stockpiling the ore, including applicable overhead, depletion and amortization relating to mining operations, to the extent determined recoverable, and are removed at the average cost per tonne. Stockpile inventory is measured at the lower of cost and net realizable value. Stockpiled ore that is expected to take longer than 12 months to recover is presented as a non-current asset.
In-process inventory
The recovery of gold is achieved through milling and heap leaching processes. Costs are added to ore on leach pads and in the mill based on the current stockpiled mining cost and current processing cost, including applicable overhead, depletion and amortization relating to processing operations. Costs are removed from ore on leach pads and in the mill as ounces are recovered, based on the average cost per recoverable ounce of gold in-process inventory. In-process inventory is measured at the lower of cost and net realizable value.
Finished goods inventory
Finished goods inventory consists of dore bars containing predominantly gold by value which are generally refined off-site to return saleable metals. Dore inventory is valued at the lower of weighted average cost and net realizable value.
For all classes of gold inventory, net realizable value is calculated as the difference between the estimated future metal revenue based on prevailing and/or long-term metal prices as appropriate, and estimated costs to complete production into a saleable form.
(e) Long-lived assets
Mineral property, plant and equipment
Mineral property, plant and equipment is recorded at cost less accumulated amortization and accumulated impairment losses. The initial cost of an asset is comprised of its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, and the initial estimate of any reclamation obligation. The purchase price is the fair value of consideration given to acquire the asset. The value of right-of-use ("ROU") assets (Note 3h) are also included within property, plant and equipment. Subsequent costs are included in the asset’s carrying amount when it is probable that future economic benefits associated with the asset will flow to the Company, and the costs can be measured reliably. This would include costs related to the refurbishment or replacement of major components of an asset, when the refurbishment results in a significant extension in the physical life of the component. All other repairs and maintenance costs are recognized in net earnings as incurred.
The cost of property, plant and equipment, less any applicable residual value, is allocated over the estimated useful life of the asset on a straight-line basis, or on a unit-of-production basis if that method is more reflective of the allocation of benefits among periods. Amortization commences on an asset when it has been fully commissioned and is available for use.

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Amortization rates applicable to each category of property, plant and equipment, with the exception of land, are as follows:

Asset	Useful life
Leasehold improvements	Lease term
Mobile equipment	2-10 years
Other equipment	2-20 years
Processing plant	Unit-of-production
Shaft, underground infrastructure and mineral properties	Unit-of-production
Lease ROU assets	2-5 years
Vehicles	3-7 years
Buildings	7-20 years
Office equipment	2-8 years
When components of an item of property, plant and equipment have different useful lives than those noted above, they are accounted for as separate items of property, plant and equipment. Each asset or component’s estimated useful life is determined considering its physical life limitations; however, this physical life cannot exceed the remaining life of the mine at which the asset is utilized. Estimates of remaining useful lives and residual values are reviewed annually and when events and circumstances indicate that such a review should be made. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.
Exploration and evaluation expenditures
Expenditures incurred prior to the Company obtaining the right to explore are expensed in the period in which they are incurred.
Exploration and evaluation expenditures include costs such as exploratory drilling, sample testing, and costs of pre-feasibility and other technical studies. Exploratory drilling and other exploration costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contain proven and probable reserves and resources of which there is sufficient geologic certainty of converting a mineral deposit into a proven and probable reserve, are expensed. Evaluation expenditures related to activities located within the boundary of a known mineral deposit as described above are capitalized and included in the carrying amount of the related mining property. Management uses the following criteria in its assessment of the boundary of the known mineral deposit: (i) geology: there is sufficient geologic certainty of converting a mineral deposit into a proven and probable reserve. There is a history of conversion to reserves at operating mines; (ii) scoping, pre-feasibility or feasibility: there is a scoping study, pre-feasibility or preliminary feasibility study that demonstrates the additional reserves and resources will generate a positive commercial outcome. Known metallurgy provides a basis for concluding there is a significant likelihood of being able to recover the incremental costs of extraction and production; (iii) accessible facilities: the mineral deposit can be processed economically at accessible mining and processing facilities where applicable; (iv) life of mine plans: an overall life of mine plan and economic model to support the economic extraction of reserves and resources exists. A long-term life of mine plan and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore body; and (v) authorizations: operating permits and feasible environmental programs exist or are obtainable. All capitalized exploration and evaluation assets are monitored for indications of impairment, to ensure that exploration activities related to the property are continuing and/or planned for the future. If an exploration property does not prove viable, an impairment loss is recognized in net earnings as the excess of the carrying amount over the recoverable amount (refer to Note 3(f) for definition of recoverable amount) in the period in which that determination is made.
Capitalized exploration and evaluation assets are subsequently reclassified to mine development costs upon determining that the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and the Board of Directors has approved project advancement. The Company performs an impairment test, based on the recoverable amount, prior to the reclassification of exploration and evaluation assets to mine development costs.
Mining interests and mine development costs
The Company may hold interests in mineral properties in various forms, including prospecting licenses, exploration and exploitation concessions, mineral leases and surface rights. The Company capitalizes payments made in the process of acquiring legal title to these properties.
Property acquisition and mine development costs are recorded at cost. Mine development costs incurred to expand operating capacity, develop new ore bodies or develop mine areas in advance of current production are capitalized. Mine development costs related to current period production are recorded in inventory. Borrowing costs for qualifying assets are capitalized to mine development costs while construction and development activities at the property are in progress. Items may be produced while bringing an item of property, plant and equipment to the location and condition necessary for it to be capable of operating in the manner intended by management (such as samples produced when testing whether the asset is functioning properly). An entity recognizes the proceeds from selling any such items, and the cost of those items, in profit or loss in accordance with applicable Standards.

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2025 FINANCIAL REPORT
Subsequent to the commencement of commercial production, further development expenditures incurred with respect to a mining interest are capitalized as part of the mining interest, when it is probable that additional future economic benefits associated with the expenditure will flow to the Company. Otherwise, such expenditures are classified as mining and processing costs.
Once the asset is capable of operating as management has intended, mining interests are depleted over the life of the mine using the unit-of-production method based on estimated proven and probable mineral reserves of the mine and the portion of mineralization from measured, indicated and inferred mineral resources expected to be classified as mineral reserves, in applicable mines. The Company determines the portion of mineralization expected to be classified as mineral reserves by considering the degree of confidence in the economic extraction of the resource, which is affected by long-term metal price assumptions, cut-off grade assumptions, and drilling results. These assessments are made on a mine-by-mine basis.
The expected reserves used in depletion calculations are determined based on the facts and circumstances associated with the mining interest. Any changes in estimates of reserves are accounted for prospectively from the date of the change.
Capitalized stripping costs
Pre-production stripping costs are capitalized as part of the cost of constructing a mine.
Mining costs associated with stripping activities during the production phase of a mine are capitalized only if the Company can identify the component of the ore body for which access is obtained, the costs associated with the related stripping activities can be measured reliably, and the activities represent a future benefit to the mining interest, in that access is gained to sources of mineral reserves and resources that will be produced in future periods that would otherwise not have been accessible. Production stripping costs are allocated between inventory and capital based on the expected volume of waste extracted for a given volume of ore production. The expected volume of waste to be allocated to inventory is determined with reference to the life of mine stripping ratio of a particular mine or deposit, with the remaining amount allocated to capital. The amount of waste capitalized is calculated by multiplying the stripping tonnes mined during the period by the current mining cost per tonne in the open pit.
Capitalized stripping costs are depleted over the expected mineral reserves and resources benefiting from the stripping activity using the unit-of-production method based on estimated proven and probable mineral reserves, and the portion of mineralization expected to be classified as mineral reserves.
Investment tax credits
Investment tax credits are earned as a result of incurring eligible exploration and development expenses prior to commercial production. Investment tax credits are accounted for as a reduction to property, plant and equipment or mining interests.
Investment tax credits also arise as a result of incurring eligible research and development expenses and these credits are recorded as a reduction to the related expenses.
Derecognition
Upon replacement of a major component, or upon disposal or abandonment of a long-lived asset, the carrying amounts of the assets are derecognized with any associated gains or losses recognized in the Consolidated Statements of Comprehensive Income.
(f) Impairment of non-financial assets
The carrying amounts of non-financial assets, excluding inventories and deferred income tax assets, are reviewed for impairment (or impairment reversal) at each reporting date, or whenever events or changes in circumstances indicate the carrying amounts may not be recoverable (or indicate that a previous impairment may have reversed). In making this determination, the Company considers both internal and external information, in accordance with IAS 36, Impairment of Assets, to determine whether there is an indicator of impairment or impairment reversal and, accordingly, whether quantitative testing is required. Reviews are undertaken on an asset-by-asset basis, except where the recoverable amount for an individual asset cannot be determined, in which case the review is undertaken at the Cash Generating Unit ("CGU") level.
If the carrying amount of a CGU or non-financial asset exceeds the recoverable amount, being the higher of its fair value less costs of disposal ("FVLCD") and its value-in-use, an impairment expense is recognized as the excess of the carrying amount over the recoverable amount. With respect to CGUs, impairment losses are allocated first to reduce the carrying amount of any goodwill allocated to the CGUs, if any, and then to reduce the carrying amounts of the other assets in the CGU on a pro-rata basis.
Where the recoverable amount is assessed using discounted cash flow techniques, the estimates are based on detailed mine or production plans. The mine plan is the basis for forecasting production output in each future year and for forecasting production costs. For value-in-use calculations, production costs and output in the mine plan may be revised to reflect the continued use of the asset in its present form.
Non-financial assets that have previously been impaired are tested for a possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed, or may have partially reversed. In these instances,

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the impairment loss is reversed to the recoverable amount but not beyond the carrying amount, net of amortization, that would have arisen if the prior impairment loss had not been recognized. Goodwill impairments are not reversed.
(g) Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.
Decommissioning liabilities
The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The timing of these expenditures is dependent upon a number of factors including the life of the mine, the operating license conditions, and the laws, regulations, and environment in which the mine operates.
Decommissioning liabilities are recognized at the time an environmental disturbance occurs and are measured at the Company’s best estimate of the expected future cash flows required to reclaim the disturbance for each mine operation, which are adjusted to reflect inflation, and discounted to their present value. The inflation rate used is determined based on external forecasts for inflation in the country in which the related mine operates. Expected future cash flows reflect the risks and probabilities that alternative estimates of cash flows could be required to settle the obligation. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money specific to the currency in which the cash flows are expected to be paid. The discount rate does not reflect risks for which the cash flows have been adjusted. Significant estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are based on existing environmental and regulatory requirements or, if more stringent, Company policies that give rise to a constructive obligation.
Upon initial recognition of a decommissioning liability, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost is recognized in mineral property and amortized in accordance with the Company's policy for the related asset.
The provision is progressively increased over the life of the operation as the effect of discounting unwinds, creating an expense included in finance expense on the Consolidated Statements of Comprehensive Income.
Decommissioning liabilities are adjusted for changes in estimates. Such adjustments, which are not the result of the current production of inventory, are accounted for as a change in the corresponding capitalized cost of the related assets, except where a reduction in the provision is greater than the unamortized capitalized cost of the related assets. In instances where the capitalized cost of the related assets is nil, or will be reduced to nil, the remaining adjustment is recognized in net earnings. If reclamation and restoration costs are incurred as a consequence of the production of inventory, the costs are recognized as a cost of that inventory. Factors influencing such changes in estimates include revisions to estimated reserves, resources and lives of mines; developments in technologies; regulatory requirements and environmental management strategies; changes in estimated costs of anticipated activities, including the effects of inflation; and movements in interest rates affecting the discount rate applied.
(h) Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices. As a lessee, the Company recognizes an ROU asset, which is included in mineral property, plant and equipment, and a lease liability at the commencement date of a lease. The ROU asset is initially measured at cost, which is composed of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.
The ROU asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the ROU asset may be reduced due to impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

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A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are composed of:
•fixed payments, including in-substance fixed payments, less any lease incentives receivable;
•variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•amounts expected to be payable under a residual value guarantee;
•exercise prices of purchase options if the Company is reasonably certain to exercise those options; and
•payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or when there is a change in our estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to net earnings.
The Company has elected not to recognize assets and lease liabilities for short-term leases that have a lease term of 12 months or less, and leases of low-value assets. Lease payments associated with these leases will be recognized as an expense over the lease term. The Company has elected to apply the practical expedient to account for each lease component and any non-lease components, except embedded derivatives accounted for separately, as a single lease component.
(i) Revenue recognition
Revenue from the sale of gold and silver, including refined metal, and dore, is recognized when control over the metal is transferred to the customer. Transfer of control generally occurs when title has passed to the customer, the customer has assumed the significant risks and rewards of ownership of the asset and the Company has the right to payment for the delivery of the refined metal, or dore. On transfer of control, revenue and related costs can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company as payment is received on the date of or within a few days of transfer of control.
(j) Deferred Revenue
Deferred revenue is recognized in the consolidated statements of financial position when consideration is received prior to the sale of gold. Revenue is subsequently recognized in the consolidated statements of comprehensive income when control has been transferred to the customer. The Company recognizes the time value of money, where there is a significant financing component and the period between the payment by the customer and the transfer of the contracted goods exceeds one year. Interest expense on deferred revenue is recognized in finance costs in the consolidated statements of comprehensive income, unless capitalized to construction in progress in accordance with the Company’s policy on capitalized borrowing costs. The Company determines the current portion of deferred revenue based on quantities anticipated to be delivered over the next twelve months.
(k) Share-based compensation
The Company measures all equity-settled share-based awards made to employees and others providing similar services (collectively, “employees”) based on the fair value of the options or units on the date of grant.
The grant date fair value of options is estimated using an option pricing model and is recognized as compensation expense over the vesting period, based on the number of options that are expected to vest. A corresponding increase is recognized in equity. The grant date fair values of the Company’s equity-settled performance share units, and restricted share units are determined using an option pricing model and are recognized as compensation expense over the vesting period.
The Company awards cash-settled share-based compensation to directors and employees in the form of deferred share units and restricted share units. In accounting for these awards, the Company recognizes the fair value of the amount payable to employees, using the Black-Scholes option pricing model for certain units, as they are earned based on the estimated number of units that are expected to vest. Based on the plan, some units are initially measured at fair value and recognized as an obligation at the grant date using the Company's share price. The corresponding liability is re-measured at fair value on each reporting date and upon settlement, with changes in fair value recognized in Comprehensive Income for the period. The fair value of deferred share units and restricted share units is determined by reference to the Company’s share price when the units are awarded or re-measured.
The Company also maintains an employee share purchase plan. Under this plan, contributions by the Company’s employees are matched to a specific percentage by the Company and are recognized as an expense when the Company’s obligation to contribute arises.

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(l) Income taxes
Income tax expense is comprised of current and deferred income tax. Current and deferred income taxes are recognized in earnings or loss except to the extent that they relate to a business combination, or to items recognized directly in equity or other comprehensive income ("OCI").
Current income taxes
Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with respect to previous years.
Deferred income taxes
Deferred tax assets and liabilities are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following do not result in deferred tax assets or liabilities:
•temporary differences arising from the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable profit;
•taxable temporary differences arising from the initial recognition of goodwill; and
•taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements where the timing of the reversal of the temporary differences can be controlled by the parent and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings or loss in the period that substantive enactment occurs except to the extent it relates to items recognized directly in equity or in other comprehensive income.
A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced to its recoverable amount. The Company makes estimates of the likelihood of whether or not all or some portion of each deferred income tax asset will be realized, which is impacted by interpretation of tax laws and regulations, historic and future expected levels of taxable income, timing of reversals of taxable temporary timing differences, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates, and foreign currency exchange rates.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off tax assets against tax liabilities and when they relate to the same taxable entity and income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.
Uncertain tax positions
Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expense already recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective subsidiary’s country of domicile.
(m) Earnings per share
Basic earnings per share is calculated based on the weighted average number of common shares and common share equivalents outstanding for the period. Diluted earnings per share is calculated using the treasury method, except when assessing the dilution impact equity-settled restricted share units, and performance shares units, where the if converted method is used. The treasury method assumes that outstanding stock options with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The if converted method assumes that all equity settled restricted share units, and performance share units have been converted in determining fully diluted loss per share, except where such conversion would be antidilutive.

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2025 FINANCIAL REPORT

(n) Financial instruments
The Company’s financial instruments are classified and subsequently measured as follows:

Asset / Liability
Cash and cash equivalents	Amortized cost
Equity securities	Fair value through OCI
Amounts receivable	Amortized cost
Deferred consideration	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Debt and financing obligations	Amortized cost
Non-hedged derivatives	Fair value through profit or loss
Cash flow hedging derivatives	Fair value through OCI
The Company's accounting policy for financial instruments is as follows:
Financial assets
Financial assets are classified as either financial assets at fair value through profit or loss, amortized cost, or fair value through other comprehensive income ("OCI"). The Company determines the classification of its financial assets at initial recognition.
i. Financial assets recorded at fair value through profit or loss
All financial assets not classified as amortized cost or fair value through other comprehensive income ("FVOCI") are classified and measured at fair value through profit or loss ("FVPL"). Gains or losses on these items are recognized in net earnings or loss.
ii. Amortized cost
Financial assets are classified at amortized cost if both of the following criteria are met and the financial assets are not classified or designated as at fair value through profit and loss: 1) the Company’s objective for these financial assets is to collect their contractual cash flows and 2) the asset’s contractual cash flows represent ‘solely payments of principal and interest’. The Company’s amounts receivable are recorded at amortized cost as they meet the required criteria.
iii. Fair value through OCI
For equity securities that are not held for trading, the Company can make an irrevocable election at initial recognition to classify the instruments at FVOCI, with all subsequent changes in fair value being recognized in other comprehensive income. This election is available for each separate investment. Under this FVOCI category, fair value changes are recognized in OCI while dividends are recognized in profit or loss. On disposal of the investment the cumulative change in fair value is not recycled to profit or loss, rather transferred to deficit. The Company has elected to account for equity securities within this manner.
iv. Reclassifications
Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Company changes its business model for managing financial assets.
Financial liabilities
Financial liabilities, including accounts payable and accrued liabilities, as well as debt and financing obligations are accounted for at amortized cost.
Transaction costs associated with financial instruments, carried at fair value through profit or loss, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability. The amortization of debt issue costs is calculated using the effective interest method.
Derivative financial instruments
The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations in commodity prices, including the Company’s final product, consumables and other currencies against the US Dollars. Derivative financial instruments are measured at fair value at each reporting period.
Non-hedged derivative financial instruments
All derivative instruments not designated in a hedge relationship that qualify for hedge accounting are classified as financial instruments at fair value through profit or loss. Changes in fair value of non-hedging derivative financial instruments are included in net earnings or loss as non-hedging derivative gains or losses.

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2025 FINANCIAL REPORT

Derecognition
The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.
The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.
Offsetting
Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.
(o) Hedges
The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.
When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in other comprehensive income. For hedged items other than the purchase of non-financial assets, the amounts accumulated in other comprehensive income are reclassified to the consolidated statement of other comprehensive income when the underlying hedged transaction, identified at the inception of the hedge, affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the amounts accumulated in other comprehensive income are removed and added to the carrying amount of the non-financial asset.
Any ineffective portion of a hedge relationship is recognized immediately in net earnings or loss. When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in other comprehensive income up until the time the contracts do not qualify for hedge accounting remain in other comprehensive income.
Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred and are recorded in net earnings or loss. If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to net earnings or loss immediately.
(p) Business combinations
The Company recognizes and measures the assets acquired and liabilities assumed in a business combination based on their estimated fair values at the acquisition date, while transaction and integration costs related to business combinations are expensed as incurred. Any excess of the purchase consideration when compared to the fair value of the net tangible and intangible assets acquired, if any, is recorded as goodwill. An income, market or cost valuation method may be utilized to estimate the fair value of the assets acquired, liabilities assumed, if any, in a business combination. The income valuation method represents the present value of future cash flows over the life of the asset using: (i) discrete financial forecasts, which rely on management’s estimates of reserve and resource quantities, costs to produce and develop reserves and resources, revenues, and operating expenses; (ii) appropriate discount rates; and (iii) expected future capital requirements. The market valuation method uses prices paid for a similar asset by other purchasers in the market, normalized for any differences between the assets. The cost valuation method is based on the replacement cost of a comparable asset at the time of the acquisition adjusted for depreciation and economic and functional obsolescence of the asset.
Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.
When a business combination is achieved in stages, the Company’s previously held interests in the acquired entity are remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in other comprehensive income. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other

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2025 FINANCIAL REPORT
comprehensive income are reclassified to retained earnings, where such treatment would be appropriate if that interest were disposed of.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.
Acquisitions:
The purchase consideration of the acquisition of a mining property determined to be an asset acquisition is allocated to the individual assets acquired and liabilities assumed based on their relative fair values.

4	CHANGES IN ACCOUNTING STANDARDS
Standards issued but not yet adopted
In April 2024, the IASB announced IFRS 18 Presentation and Disclosure in Financial Statements replaces IAS 1 - Presentation of Financial Statements, which sets out presentation and disclosure requirements for financial statements. The changes, which mostly affect the income statement, include the requirement to classify income and expenses into three new categories – operating, investing and financing – and present subtotals for operating profit or loss and profit or loss before financing and income taxes.
Further, operating expenses are presented directly on the face of the income statement – classified either by nature, by function, or using a mixed presentation. Expenses presented by function require more detailed disclosures about their nature.

IFRS 18 also provides enhanced guidance for aggregation and disaggregation of information in the financial statements, introduces new disclosure requirements for management-defined performance measures and eliminates classification options for interest and dividends in the statement of cash flows. IFRS 18 is effective for annual periods beginning on or after January 1, 2027. The Company is assessing the impact of IFRS 18 on the consolidated financial statements.

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The amendments are effective for annual periods beginning on or after January 1, 2026. The Company does not expect there to be a material impact of these amendments on the consolidated financial statements.

5	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management makes assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The following is a list of the judgements and estimates that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved, and the magnitude of the asset, liabilities, revenue or expense being reported. Actual results may differ from these estimates.
Business combinations
Business combinations are accounted for using the acquisition method of accounting. The allocation of the purchase price requires estimates as to the fair value of acquired assets and liabilities. For material acquisitions, the Company engages independent appraisers to assist with the determination of the fair value of assets acquired, liabilities assumed, and goodwill, if any, based on recognized business valuation methodologies. The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgements and estimates, including but not limited to the most appropriate valuation methodology, estimates of mineral reserves and mineral resources of the assets acquired, value of resources outside life of mine plans including assumptions for market values per ounce, future production levels, future operating costs, capital expenditures, discount rates, future metal prices and long term foreign exchange rates. Changes to the preliminary measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date. The Company determined that the acquisition of Argonaut met the requirements to be accounted for as a business combination; refer to Note 6.

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2025 FINANCIAL REPORT
Amortization
The Company makes estimates of the quantities of proven and probable mineral reserves of its mines and the portion of mineral resources expected to be ultimately converted to mineral reserves. The estimation of quantities of mineral reserves and mineral resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. The Company forecasts prices of commodities, exchange rates, production costs, discount rates, and recovery rates. Changes in these inputs may change the economic status of mineral reserves and may result in mineral reserves and mineral resources being revised.
The Company uses estimated proven and probable mineral reserves, and an estimate of mineral resources as the basis for amortizing certain mineral property, plant and equipment. The physical life of these assets, and related components, may differ from the Company’s estimate, which would impact amortization expense. Plant and equipment not depleted on a unit of production basis based on recoverable ounces are depleted on a straight-line basis. Changes to estimates of the useful life and residual value may be impacted by the Company's mine plans and rate of usage of these plant and equipment.
Inventory
The Company accounts for its ore stockpiles and in-process precious metals inventory using a process flow for applicable costs appropriate to the physical transformation of ore through the mining, crushing, leaching from heap leach operations, milling and gold recovery process. The Company estimates the expected ultimate recovery based on laboratory tests and ongoing analysis of leach pad kinetics in order to estimate the recoverable metals at the end of each accounting period. If the Company determines at any time that the ultimate recovery should be adjusted downward, then the Company will adjust the average carrying value of a unit of metal content in the in-process inventory and adjust upward on a prospective basis the unit cost of subsequent production. Should an upward adjustment in the average carrying value of a unit of metal result in the carrying value exceeding the realizable value of the metal, the Company would write down the carrying value to the realizable value.
Decommissioning liabilities
The Company makes estimates of the timing and amount of expenditures required to settle the Company’s decommissioning liabilities. The principal factors that can cause expected future expenditures to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of a decommissioning liability is inherently more subjective.
Impairment and reversal of impairment
The Company considers both external and internal sources of information in assessing whether there are any indications that a cash-generating unit ("CGU") is impaired or reversal of impairment is needed. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and are expected to affect the recoverable amount of CGUs. Internal sources of information the Company considers include the manner in which mineral properties and plant and equipment are being used or are expected to be used and indications of changes in the economic performance of the assets. The primary external factors considered are changes in forecast metal prices, changes in laws and regulations and the Company's market capitalization relative to its net asset carrying amount. Primary internal factors considered are the Company's current mine performance against expectations, changes in mineral reserves and resources, life of mine plans and exploration results.
The Company utilizes the FVLCD methodology to calculate the recoverable value of its mineral properties. When there is no binding sales agreement, the estimated undiscounted cash flows used to assess recoverability of long-lived assets and to measure the fair value of the Company’s mining operations are derived from current life of mine plans, which are developed using short-term price forecasts reflective of the current price environment and management’s projections for long-term average metal prices. In addition to short and long-term metal price assumptions, other assumptions include estimates of other input costs; proven and probable mineral reserve estimates, including the timing and cost to develop and produce the reserves; value beyond proven and probable mineral reserve estimates in the mine plan, including the value of mineral resources outside the life of mine; estimated future closure costs; foreign exchange rates; and the use of appropriate discount rates.
In estimating undiscounted cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of undiscounted cash flows from other asset groups. The Company’s estimates of undiscounted cash flows are based on numerous assumptions and it is possible that actual cash flows may differ significantly from estimates, as actual produced reserves, metal prices, commodity-based and other costs, and closure costs are each subject to significant risks and uncertainties.
At September 30, 2025, the Company concluded that the announcement of the definitive sale agreement entered into in respect of the Kirazlı, Ağı Dağı and Çamyurt gold development projects in Turkey (the "Turkish Projects") indicated that the impairment loss recognized in the prior period no longer exists. As a result, a reversal of the previously recognized impairment of $218.8

20	Alamos Gold Inc.

2025 FINANCIAL REPORT
million was recognized during the year ended December 31, 2025 (Note 7 (a)). For the year ended December 31 2024, the Company recognized a reversal of impairment expense of $57.1 million in respect of the Young-Davidson CGU (Note 10 (i)).
Gain on sale of assets
Determining the gain on sale of assets requires estimating the fair value of the consideration received, net of costs to sell. This valuation process involves the use of estimates and assumptions related to the timing and amount of future cash flows, as well as the discount rates applied. Changes in any of these estimates or assumptions used in determining the fair value of the consideration received could impact the amount of gain recognized. Gain on sale of assets of $231.0 million was recognized for the year ended December 31, 2025 (Note 7).

6	ACQUISITION OF ARGONAUT GOLD INC.
On July 12, 2024, the Company completed the acquisition of all the issued and outstanding common shares of Argonaut not already held by Alamos ("Argonaut Transaction"). As part of the Argonaut Transaction, Alamos acquired Argonaut’s Magino mine, located adjacent to Alamos’ Island Gold mine in Ontario, Canada. Argonaut’s assets in the United States and Mexico were spun out as a newly created junior gold producer named Florida Canyon Gold Inc. Under the terms of the Transaction, shareholders of Argonaut received 0.0185 of a Class A common share of Alamos and 0.1 of a common share of Florida Canyon Gold in exchange for each issued and outstanding common share of Argonaut ("exchange ratio").
Alamos issued approximately 20.4 million Class A Shares representing an equity value of $360.1 million on a fully diluted basis (exclusive of the shares previously held by Alamos). Additionally, the Company previously held a 13.8% interest in Argonaut as a result of a CAD$50 million private placement, entered into in contemplation of the acquisition, and which closed on April 4, 2024. The 13.8% interest was revalued as of the date of close and a fair value in respect of the equity investment of $58.9 million was recognized as part of the purchase consideration. A realized gain of $26.1 million, previously recognized in accumulated other comprehensive income was reclassified to retained earnings.
Concurrent with the closing of the Argonaut Transaction, Alamos completed a $10 million private placement into Florida Canyon Gold, increasing Alamos’ equity interest in Florida Canyon Gold to 19.9%.
The Company has determined that the Argonaut Transaction represents a business combination, with Alamos identified as the acquirer. The results of operations have been consolidated with those of the Company from the date of acquisition.
Acquisition and integration related costs of $9.3 million were incurred during the year ended December 31, 2024.
During the second quarter of 2025, the Company finalized the purchase price allocation, which did not result in any adjustment to the preliminary values allocated to the net assets acquired in 2024.
The following table summarizes the final fair value of the total consideration transferred from Alamos shareholders and the fair value of the identified assets acquired and liabilities assumed:

Purchase price:
Fair value of 20.4 million Class A Common Shares issued by the Company (Note 19) (i)			$360.1
Fair value of 13.8% interest previously held in Argonaut (ii)			58.9
			$419.0

Net assets acquired:	Preliminary	Provisional Adjustments
Cash and cash equivalents	$6.7	$—	$6.7
Receivables and other assets	6.2	—	6.2
Inventories	38.6		38.6
Mineral properties (Note 10)	307.3		307.3
Plant and equipment (Note 10)(iii)	683.2		683.2
Deferred tax asset	61.2		61.2
Accrued liabilities and other liabilities	(88.7)	—	(88.7)
Debt (iv)(v)	(301.6)	1.9	(299.7)
Other long term liabilities	(2.7)	(1.9)	(4.6)
Derivative hedge liabilities (Note 13) (vi)	(226.0)	—	(226.0)
Lease liabilities	(47.2)		(47.2)
Decommissioning liability	(18.0)	—	(18.0)
	$419.0	$—	$419.0
(i) The fair value of the Class A Common Shares ("Common Shares") issued was determined using the Company's share price of C$24.02 and foreign exchange ratio of USD/CAD: 1.3616 at the close of transaction on July 12, 2024 (Note 19).

21	Alamos Gold Inc.

2025 FINANCIAL REPORT
(ii) On July 12, 2024, the fair value of the 13.8% equity investment in Argonaut was bifurcated between the purchase price for the outstanding common shares of Argonaut and the cost base of the 19.99% equity investment in Florida Canyon Gold, based on the exchange ratio. The fair value on July 12, 2024 was determined using Argonaut's closing share price on July 12, 2024 of C$0.51; and foreign exchange ratio of USD/CAD: 1.3616.
(iii) Included in plant and equipment is $47.2 million of ROU assets (Note 10).
(iv) Debt is comprised of a term loan and revolving credit facility of $218.0 million, convertible debentures of $57.5 million, and an obligation related to gold prepayment of $24.2 million.
(v) During the third quarter, the Company repaid the term loan, revolving credit facility and accrued interest, the convertible debentures, the obligation related to gold prepayment, and certain other financial liabilities, totaling $308.3 million of cash payments.
(vi) The Company inherited Argonaut’s hedge book which included gold forward purchase contracts totaling 329,417 ounces between 2024 and 2027. The average forward prices on the contracts ranged between $1,821 and $1,860 per ounce. On July 15, 2024, the Company entered into a gold prepayment agreement ("gold prepayment"), in exchange for settlement of 179,417 ounces of the 2024 and 2025 forward sales contracts acquired from Argonaut (Note 13).

7	ASSET DISPOSITIONS
(a) Sale of Turkish Projects
On September 14, 2025, the Company announced that its wholly owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V. had entered into a definitive agreement to sell Doğu Biga Madencilik Sanayi ve Tic. A.Ş., its wholly owned Turkish subsidiary, which owns the Turkish Projects to Tümad Madencilik Sanayi ve Ticaret A.Ş (“Tümad”), a mining company operating in the Republic of Türkiye, for total cash consideration of $470.0 million. The purchase price is payable by Tümad to Alamos as follows:
•$160.0 million payable upon closing of the transaction;
•$160.0 million payable on the one-year anniversary of the closing of the transaction; and
•$150.0 million payable on the two-year anniversary of the closing of the transaction.
On October 27, 2025, the Company completed the closing of the transaction with the receipt of $157.3 million in cash, net of transaction costs of $2.7 million. The anniversary payments are secured by bank guarantees provided by international financial institutions with investment grade ratings, which were also received on closing. A current deferred payment consideration of $153.1 million and a non-current deferred payment consideration of $137.2 million were recognized at closing, reflecting the fair value and timing of the anniversary payments.
The transaction resulted in a pre-tax gain of $229.7 million and a reversal of a previously recognized impairment of $218.8 million for the year ended December 31, 2025.
(b) Sale of Quartz Mountain Gold Project ("Quartz Mountain")
On March 31, 2025, the Company entered into a binding agreement to sell its 100% interest in Quartz Mountain to Q-Gold Resources Ltd. ("Q-Gold") for consideration of up to $21.0 million and a 9.9% equity interest in Q-Gold. Quartz Mountain is an exploration project located in south-central Oregon.

On October 22, 2025, the Company completed the closing of the transaction with the receipt of $2.8 million in cash, net of transaction costs of $0.1 million, and 13,924,702 common shares of Q-Gold, representing 9.99% of the issued and outstanding common shares of Q-Gold. The shares were recorded at their fair value of $2.9 million in equity securities at closing. The remaining consideration of up to $18.2 million will be payable in cash or common shares of Q-Gold, at Alamos’ election, and is comprised of $8.2 million of guaranteed payments to be paid over three years, and $10.0 million of milestone payments. A current deferred payment consideration of $3.2 million and a non-current deferred payment consideration of $3.4 million were recognized at closing, reflecting the fair value and timing of the future payments. The transaction resulted in a pre-tax gain of $1.3 million for the year ended December 31, 2025.

22	Alamos Gold Inc.

2025 FINANCIAL REPORT

8	AMOUNTS RECEIVABLE

	December 31, 2025	December 31, 2024
Sales tax receivables
Canada	$26.4	$31.9
Mexico	13.2	9.9
Other	—	0.7
Other receivables	5.4	4.2
	$45.0	$46.7

9	INVENTORIES

	December 31, 2025	December 31, 2024
In-process precious metals	$100.4	$126.2
Ore in stockpiles	100.8	42.2
Parts and supplies	81.8	77.2
Dore, and refined precious metals	27.3	12.5
	310.3	258.1
Less: Long-term inventory	(84.9)	(25.3)
	225.4	232.8
Long term inventory consists of long-term stockpiles which are expected to be recovered after one year. As at December 31, 2025, these long term stockpiles comprise low-grade stockpiles at the Magino mine.

23	Alamos Gold Inc.

2025 FINANCIAL REPORT

10	MINERAL PROPERTY, PLANT AND EQUIPMENT

	Plant and equipment(v)	Mineral Property	Exploration and evaluation	Total
Cost
At December 31, 2023	$1,808.4	$3,357.5	$302.6	$5,468.5
Acquisition of Argonaut (Note 6)	683.2	307.3	—	990.5
Additions	83.2	303.8	33.4	420.4
Acquisition of Orford (ii)	—	—	21.1	21.1
Transfer of Lynn Lake assets[1]	—	175.7	(175.7)	—
Transfers	39.1	(39.1)	—	—
Revisions to decommissioning liabilities	7.5	(4.9)	—	2.6
Disposals	(23.9)	—	—	(23.9)
At December 31, 2024	$2,597.5	$4,100.3	$181.4	$6,879.2
Additions[2]	145.2	429.0	(0.7)	573.5
Transfer of Puerto del Aire assets[3]	—	19.4	(19.4)	—
Disposal of Turkish projects and Quartz Mountain (Note 7)	(1.9)	(142.4)	(85.4)	(229.7)
Revisions to decommissioning liabilities	—	10.6	—	10.6
Disposals	(21.6)	—	—	(21.6)
At December 31, 2025	$2,719.2	$4,416.9	$75.9	$7,212.0

Accumulated amortization and impairment
At December 31, 2023	$880.2	$1,143.3	$84.9	$2,108.4
Amortization	122.9	99.3	—	222.2
Reversal of impairment (i)	(21.8)	(34.3)	—	(56.1)
Disposals	(13.3)	—	—	(13.3)
At December 31, 2024	$968.0	$1,208.3	$84.9	$2,261.2
Amortization	140.6	89.2	—	229.8
Reversal of impairment (Note 7)	(0.3)	(142.4)	(76.1)	(218.8)
Disposals	(17.7)	—	—	(17.7)
At December 31, 2025	$1,090.6	$1,155.1	$8.8	$2,254.5

Net carrying value
At December 31, 2024	$1,629.5	$2,892.0	$96.5	$4,618.0
At December 31, 2025	$1,628.6	$3,261.8	$67.1	$4,957.5
1. Lynn Lake was determined to have achieved technical feasibility and commercial viability as of December 31, 2024, and was reclassified from an exploration and evaluation asset to a development stage asset following a mandatory impairment test.
2. Included in additions is the repurchase of a royalty on the Young-Davidson mine of $2.0 million.
3. Puerto del Aire was determined to have achieved technical feasibility and commercial viability as of January 31, 2025, and was reclassified from an exploration and evaluation asset to a development stage asset following a mandatory impairment test.

24	Alamos Gold Inc.

2025 FINANCIAL REPORT

The net carrying values and capital additions by segment (Note 24) are as follows:

	December 31, 2025		December 31, 2024
	Mineral Property, Plant and Equipment	Capital additions for the year ended[1]	Mineral Property, Plant and Equipment	Capital additions for the year ended[1]
Young-Davidson	$1,581.9	$94.8	$1,563.3	$87.5
Island Gold District	2,881.3	397.3	2,592.4	286.4
Mulatos	221.2	28.2	232.7	19.9
Corporate and other[2]	273.1	53.2	229.6	26.6
	$4,957.5	$573.5	$4,618.0	$420.4
1. Segment capital additions are presented on an accrual basis. Mineral property, plant and equipment in the consolidated statements of cash flows are presented on a cash expenditure basis.
2 .Corporate and other consists of corporate balances and exploration and development projects.
(i) Reversal of impairment
As at September 30, 2024, the Company identified an indication of impairment reversal for the Young-Davidson CGU driven by an increase in long-term gold price assumptions and consistent with the assumptions utilized by the Company in its valuation of Argonaut, and performed an impairment assessment to determine the recoverable amount of the Young-Davidson CGU. The recoverable amount was determined to be greater than the carrying amount which resulted in a reversal of all previous impairments of $57.1 million, which was recorded to mineral property, plant and equipment and an intangible asset.
(ii) Acquisition of Orford
On April 3, 2024, the Company acquired all the issued and outstanding common shares of Orford not previously owned by the Company, by way of a plan of arrangement ("the Arrangement"). Under the terms of the Arrangement, Orford shareholders received 0.005588 of an Alamos share for each Orford share held. Prior to the closing of the Arrangement, the Company owned 61,660,902 Orford shares, which represented approximately 27.5% of Orford’s basic common shares outstanding. Total consideration for the acquisition was $20.7 million, including transaction costs of $1.0 million. The Orford mineral property has been recognized as part of the Corporate and Other reportable operating segment (Note 22).
(iii) Royalties
The Company is obliged to make certain royalty payments on its mineral properties. The following table includes the significant royalties payable by the Company:

Location	Royalties payable
Mulatos	1.0% Extraordinary Mining Duty due to the Mexican government
Young-Davidson	1.5% net smelter royalty
Magino	3% net smelter royalty
Island Gold	2%-3% net smelter royalties, dependent on claim
(iv) ROU assets
As part of the acquisition of Argonaut in 2024, the Company acquired ROU assets with a fair value of $47.2 million. Amortization during the year ended December 31, 2025 includes depreciation for ROU assets of $12.5 million. The net book value of property, plant and equipment includes ROU assets with an aggregate net book value of $29.0 million as at December 31, 2025.
(v) Capitalized interest
During the year-ended December 31, 2025, the Company capitalized interest of $24.9 million (December 31, 2024 - $11.3 million) related to qualifying capital expenditures for the Phase 3+ Expansion project at Island Gold and Lynn Lake, which had a weighted average borrowing rate of 6.32% during the year ended December 31, 2025.
(vi) Other
The carrying value of construction in progress at December 31, 2025 was $657.8 million (December 31, 2024 - $414.0 million). and primarily relates to the Phase 3+ Expansion at Island Gold.

25	Alamos Gold Inc.

2025 FINANCIAL REPORT

11	OTHER NON-CURRENT ASSETS

	December 31, 2025	December 31, 2024
Investment Tax Credits (i)	$18.9	$20.1
Other	11.8	11.9
	$30.7	$32.0
(i) Investment Tax Credits
The Investment Tax Credits relate to Canadian exploration expenses incurred while determining the existence, location, extent or quality of mineral resources in Canada. The amount recognized relates to expenses incurred at the Young-Davidson mine, and will be utilized when the mine becomes cash tax payable.

12	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2025	December 31, 2024
Trade accounts payable and accrued liabilities	$246.9	$191.6
Royalties payable	8.4	4.7
Share-based compensation liability	60.2	34.2
Other	0.6	2.5
	$316.1	$233.0

13	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair values of financial instruments
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value. The Company does not have any non-recurring fair value measurements as at December 31, 2025. Levels 1 to 3 of the fair value hierarchy are defined based on the degree to which fair value inputs are observable or unobservable, as follows:
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the net asset or liability, either directly or indirectly; and
•Level 3 inputs are unobservable (supported by little or no market activity).

	December 31, 2025		December 31, 2024
	Level 1	Level 2	Level 1	Level 2
Financial assets (liabilities)
Fair value through profit or loss
Gold forwards acquired from Argonaut not designated as hedging instruments [1,2]	—	(257.0)	—	(140.0)
Fair value through OCI
Equity securities	58.9	—	24.0	—
Currency derivatives designated as hedging instruments[1,3]	—	2.0	—	(9.0)
Fuel derivatives designated as hedging instruments[1]	—	(0.1)	—	(0.1)
	$58.9	($255.1)	$24.0	($149.1)
1The Company did not hold any financial instruments classified as Level 3 as at December 31, 2025 and December 31, 2024.
2 The current portion of the Argonaut gold forwards as at December 31, 2025 is $128.0 million with the remaining balance recognized as long-term on the consolidated statements of financial position (December 31, 2024 - $nil current portion).
3On a gross basis, total derivatives recognized as at December 31, 2025 consist of total assets of $2.0 million (December 31, 2024- $nil) included in other current assets and total liabilities of $257.1 million (December 31, 2024 - $149.1 million) included in current and non-current derivative liabilities on the consolidated statements of financial position.

26	Alamos Gold Inc.

2025 FINANCIAL REPORT
Fair Value Methodology
The methods of measuring financial assets and liabilities have not changed during the year ended December 31, 2025.
The fair value of option and forward contracts are determined using a market approach with reference to observable market prices for identical assets traded in an active market. These are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.
Derivative Instruments designated as cash flow hedges
Currency option and forward contracts and fuel option contracts
The Company enters into option and forward contracts to hedge against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option and forward contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing currency risk. The Company has designated options and forwards as cash flow hedges for the highly probable Canadian dollar and Mexican peso.
The Company also enters into option contracts to hedge against the risk of an increase in the price of diesel fuel. These option contracts are for the purchase of New York Harbour Ultra Low Sulfur Diesel ("ULSD") contracts, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing price risk. The Company has designated these options as cash flow hedges for the highly probable consumption of diesel.
These currency option and forward and fuel option derivatives meet the hedge effectiveness criteria and are designated in a hedge accounting relationship as a result of the following factors:
•An economic relationship exists between the hedged items and hedging instrument, as notional amounts match and both the hedged item and hedging instrument fair values move in response to the same risk (foreign exchange risk and diesel price risk). Cash flows in relation to the designated hedged item and hedging instrument are matched since the option and forward contracts (hedging instrument) matures during the same month as the operational cash flows (hedged item) are expected to be incurred.
•The hedge ratio is one to one for this hedging relationship, as the hedged item is foreign currency risk and diesel price risk that is hedged with a foreign currency or diesel fuel hedging instrument using one unit of both the hedged and hedging item respectively.
•Credit risk is not material in the fair value of the hedging relationship.
The Company has identified two sources of potential ineffectiveness: 1) the timing of cash flow differences between the expenditure and the related derivative and 2) the inclusion of credit risk in the fair value of the derivative not replicated in the hedged item. The Company expects the impact of these sources of hedge ineffectiveness to be minimal. The timing of hedge settlements and incurred expenditures are closely aligned, as they are expected to occur within 30 days of each other. As noted above, credit risk is not a material component of the fair value of the Company’s hedging instruments, as all counterparties are reputable Canadian banking institutions and are highly rated.
For the years ended December 31, 2025 and 2024, the Company did not recognize any ineffectiveness on the hedging instruments.
The effective portion of the changes in fair value of the currency option and forward contracts for the years ended December 31, 2025 and 2024 recorded in accumulated other comprehensive loss is:

	December 31, 2025	December 31, 2024
Balance, beginning of the period	($5.3)	$6.4
Change in value on currency instruments	12.1	(15.5)
Add: realized loss on CAD currency instruments	2.2	0.8
Less: realized gain on MXN currency instruments	(3.4)	(0.9)
Deferred income tax related to hedging instrument	(2.7)	3.9
	$2.9	($5.3)

27	Alamos Gold Inc.

2025 FINANCIAL REPORT
The open contracts, which settle on a monthly basis, are summarized as at December 31, 2025:
Canadian dollar contracts:

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2026	Collars	525.0	1.34	1.40

Mexican Peso contracts:

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2026	Collars	540.0	18.68	20.05
As at December 31, 2025, the fair value of these contracts was an asset of $2.0 million (December 31, 2024 - liability of $9.0 million).
The effective portion of the changes in fair value of the fuel option contracts for the years ended December 31, 2025 and 2024 recorded in accumulated other comprehensive loss is:

	December 31, 2025	December 31, 2024
Balance, beginning of the period	($0.2)	($0.1)
Change in value on fuel contracts	—	(0.1)
Add: realized loss on fuel contracts	—	0.1
Deferred income tax related to fuel contracts	—	(0.1)
	($0.2)	($0.2)
As at December 31, 2025, the Company held contracts to protect against the risk of an increase in the price of fuel. These collars totalling 1,638,000 gallons, ensure a minimum purchase call option of $2.12 per gallon and a maximum average sold put options of $2.32 per gallon, regardless of the movement in fuel prices during 2026. The fair value of these contracts at December 31, 2025 was a liability of $0.1 million (December 31, 2024 - liability of $0.1 million.)
Derivative Instruments not designated as cash flow hedges
Legacy Argonaut gold forward contracts
As at December 31, 2025, the Company held forward contracts that were acquired as part of the acquisition of Argonaut. These contracts, totaling 50,000 ounces in 2026 and 50,000 ounces in 2027, have an average forward price of $1,821 per ounce. These forward contracts mature monthly in the second half of 2026 and the first half of 2027. In December 2025, the Company settled 50,000 ounces of the Argonaut legacy hedges, representing the expected delivery in the first half of 2026, for a cash payment of $113.5 million resulting in a realized loss of $113.5 million for the year ended December 31, 2025. The fair value of the remaining 2026-2027 contracts was a liability of $257.0 million at December 31, 2025 (December 31, 2024 - $140.0 million).
For the year ended December 31, 2025, the Company recorded unrealized losses of $117.0 million (for the year ended December 31, 2024 - unrealized losses of $24.2 million). The unrealized loss recognized in the year ended December 31, 2025 is fully attributable to the Argonaut legacy hedges. The Company does not apply hedge accounting to these forward contracts, with changes in fair value recorded in net earnings.
Financial instruments and related risks
In the normal course of operations, the Company is exposed to credit risk, liquidity risk and the following market risks: commodity price, market price, interest rate and foreign currency exchange rate. The Company has developed a risk management process to identify, analyze and assess these and other risks, and has formed a Risk Committee to monitor all significant risks to the Company. The Board of Directors has overall responsibility for the oversight of the Company’s risk management framework, and receives regular reports from the Risk Committee.
Commodity price risk
The profitability of the Company’s mining operations is significantly affected by changes in the market price for gold. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold, including governmental reserves, and the stability of exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. From time to time, the Company will enter into collars, options or other financial instruments to manage short term commodity price fluctuations.

28	Alamos Gold Inc.

2025 FINANCIAL REPORT
For the year ended December 31, 2025, the Company’s revenues and cash flows were positively impacted by gold prices fluctuating from a low of $2,614 to a high of $4,550 per ounce. Subsequent metal price declines could cause the continued development of, and production from, the Company’s properties to be uneconomic.
As at December 31, 2025, the Company's commodity price risk associated with financial instruments primarily relates to changes in fair value caused by gold price on the legacy Argonaut gold forward contracts. If gold prices fluctuated by 10% from the December 31, 2025 price of $4,319 per ounce, with other variables held constant, the Company's earnings before taxes would increase or decrease by $43.2 million (December 31, 2024 - $39.4 million) due to the change in fair value of the legacy Argonaut gold forward contracts.
Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has exposure to interest rate risk on the interest receipts on the cash and cash equivalents and the interest payments on the revolving credit facility ("Facility") (Note 15). The interest incurred on the Facility is based on Adjusted Term SOFR Rates, which may fluctuate. A 100 basis point change in the interest rate would result in an increase or decrease of approximately $2.5 million (December 31, 2024 - $1.5 million) in the Company's earnings before taxes. The Company has not entered into any derivative contracts to manage this risk.
Foreign currency exchange rate risk
Metal sales revenues for the Company are denominated in US dollars. The Company is exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars and Mexican pesos. These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.
A 10% strengthening or deterioration of these currencies against the US dollar at each balance sheet date would have resulted in a gain or loss recorded in net earnings by the amounts shown below. This analysis assumes that other variables, in particular interest rates, remain constant.

	December 31, 2025	December 31, 2024
Impact of a 10% change in foreign exchange rates
Canadian dollar	$14.8	$14.5
Mexican peso	6.2	5.3
The currencies of the Company's financial instruments and other foreign currency denominated assets and liabilities based on notional amounts, denominated in U.S dollar equivalents were as follows:

	Canadian Dollars		Mexican Peso
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Cash and cash equivalents	$24.7	$18.9	$2.0	$11.8
Equity securities	58.9	24.0	—	—
Amounts receivable	31.4	35.9	13.4	10.1
Other monetary net liabilities	(3.9)	(66.8)	(12.4)	(6.6)
Accounts payable and accrued liabilities	(204.9)	(153.6)	(24.2)	(17.7)
Income taxes payable	(19.2)	(3.2)	(34.4)	(45.6)
Total exposure to currency risk	(113.0)	(144.8)	(55.6)	(48.0)
Credit risk
Credit risk relates to receivables and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. For cash and cash equivalents, and receivables, the Company’s credit risk is limited to the carrying amount on the balance sheet. The Company manages credit risk by transacting with highly-rated counterparties and establishing a limit on contingent exposure for each counterparty based on the counterparty’s credit rating. Exposure on receivables is limited as the Company sells its products to a small number of organizations, on which the historical level of defaults is minimal. For the deferred payment consideration, a limit on contingent exposure has been established for the counterparty based on the issuance of a bank guarantee from international financial institutions with investment grade credit ratings.

29	Alamos Gold Inc.

2025 FINANCIAL REPORT
The Company's maximum exposure to credit risk is as follows:

	December 31, 2025	December 31, 2024
Cash and cash equivalents	$623.1	$327.2
Deferred payment consideration	299.1	—
Derivative assets	2.0	—
Other receivables	5.4	4.2
Total financial instrument exposure to credit risk	$929.6	$331.4
Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company’s strategy is based on achieving positive cash flow from operations to internally fund operating, capital and project development requirements, generate returns for its shareholders, and bolster the balance sheet. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates.
The Company's liquidity position, comprised of cash and cash equivalents and availability under the Facility, together with cash flows from operating activities, is sufficient to support the Company's normal operating requirements, capital commitments and service debt obligations.
(a) Contractual and other commitments
The following table shows the maturities of contractual and other commitments. The amount presented represents the future undiscounted principal and interest cash flows, therefore do not equate to the carrying amounts on the consolidated statements of financial position.

	Less than 1 year	2 - 3 years	4 - 5 years	More than 5 years	Total
Leases	14.4	15.0	3.8	8.6	41.8
Debt	—	—	200.0	—	200.0
Accounts payable and accrued liabilities	316.1	—	—	—	316.1
Decommissioning liabilities	8.1	48.5	44.4	106.5	207.5
Capital commitments	233.3	13.8	3.4	10.3	260.8
	$571.9	$77.3	$251.6	$125.4	$1,026.2
Contractual obligations exist with respect to royalties (Note 10); however, gold production subject to royalty cannot be ascertained with certainty and the royalty rate varies with the gold price, therefore have been excluded from the table.

14	DEFERRED REVENUE

Deferred Revenue
At December 31, 2023	$—
Advanced consideration from gold sale prepayment agreement, net of transaction costs	111.1
Accretion expense	5.5
At December 31, 2024	$116.6
Deferred revenue recognized	(124.6)
Accretion expense	8.0
Advanced consideration from gold sale prepayment agreement	50.0
At December 31, 2025	$50.0

30	Alamos Gold Inc.

2025 FINANCIAL REPORT
On July 15, 2024, the Company entered into a gold sale prepayment agreement, the proceeds of which were used to settle all of the 2024 and 2025 forward gold sale contracts acquired as part of the Argonaut Transaction (Note 6) which totaled 179,417 ounces with an average price of $1,838 per ounce. Under the terms of the gold prepayment, Alamos received advanced consideration of $116 million in exchange for the delivery of 49,384 ounces in 2025, settled monthly, based on the average forward curve price of $2,524 per ounce.
During the year ended December 31, 2025, 49,384 ounces were physically delivered in respect of the gold sale prepayment agreement.
In December 2025, the Company entered into a new gold sale prepayment agreement. Under the terms of the gold prepayment, Alamos received advanced consideration of $50.0 million in exchange for the delivery of 12,255 ounces in 2026, settled monthly, based on the average forward curve price of $4,166 per ounce. The proceeds received were utilized, along with cash on hand to settle 50,000 ounces of the remaining Argonaut legacy hedges scheduled for maturity for 2026 (note 13).
During the year ended December 31, 2025, accretion expense of $8.0 million was capitalized (December 31, 2024- $3.4 million) (Note 10).

15	DEBT

	December 31, 2025
	Nominal Amount	Carrying Amount	Fair Value
Revolving Credit Facility (i)	$200.0	$200.0	$200.0

The Company held no debt as at December 31, 2023.

At December 31, 2023	$—
Revolving credit facility (i)	250.0
Acquired debt from Argonaut (Note 6)	299.7
Debt repayments (ii)	(299.7)
At December 31, 2024	$250.0
Repayment of credit facility	($50.0)
At December 31, 2025	$200.0
(i) Revolving credit facility
During 2024, the Company drew down $250.0 million from the Facility. In the fourth quarter of 2025, the Company repaid $50.0 million of the facility with $200 million outstanding as at December 31, 2025. The remaining $550.0 million available under the Facility remains undrawn.
On February 18, 2025, the Company amended and upsized the Facility from $500.0 million to $750.0 million, not including the uncommitted $250.0 million accordion feature. The new borrowing costs under the Facility are Adjusted Term SOFR Rate plus 1.45% to 2.50% based on the Company’s net leverage ratio, as defined in the agreement. As at February 19, 2026, based on the Company's current net leverage ratio, the Facility bears interest at a rate of Adjusted Term SOFR Rate plus 1.45% on drawn amounts and stand-by fees of 0.29% on undrawn amounts. The Facility matures on February 20, 2029.
The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at December 31, 2025, the Company is in compliance with the covenants.

31	Alamos Gold Inc.

2025 FINANCIAL REPORT
(ii) Repayments for debt acquired through the Argonaut Transaction (Note 6)
During the year ended December 31, 2024, the term loan and revolving credit facility, convertible debenture and obligation related to gold prepayment, all acquired through the Argonaut Transaction, were repaid using the Facility and existing cash. Total repayment of debt and accrued interest assumed on the Argonaut Transaction during the year ended December 31, 2024 was $308.3 million, which included accrued interest of $8.2 million. As at December 31, 2024, the remaining debt from the Argonaut Transaction was nil.

16	LEASES

Lease liabilities primarily relate to leases on heavy equipment at the Magino mine which have remaining lease terms of up to 4 years and interest rates of 2.61% to 7.95% over the term of the lease.

Lease liabilities
At December 31, 2023	$—
Leases assumed as part of Argonaut transaction (Note 6)	47.2
Payments	(10.6)
Interest (Note 20)	1.4
Foreign exchange revaluation	(1.4)
At December 31, 2024	$36.6
Payments	(16.5)
Interest (Note 20)	2.3
Foreign exchange revaluation	0.6
At December 31, 2025	$23.0
Current portion	11.8
Non-current portion	11.2
The Company has a number of mining service contracts that are based on variable measures and not fixed payments. These contracts include measures such as tonnes mined, or metres developed. The expense relating to these variable payments and recognized as an operating expense was $118.6 million for the year ended December 31, 2025 (2024 - $131.9 million). Total cash outflow for leases amounted to $140.2 million for the year ended December 31, 2025 (2024 - payments of $141.2 million).

32	Alamos Gold Inc.

2025 FINANCIAL REPORT

17	DECOMMISSIONING LIABILITIES

Current and non-current portion December 31, 2023	$136.8
Liability assumed on Argonaut acquisition (Note 6)	18.0
Reclamation expenditures	(10.6)
Accretion expense	8.9
Revisions to expected discounted cash flows[1]	2.8
Foreign exchange revaluation	(4.3)
Current and non-current portion December 31, 2024	$151.6
Reclamation expenditures	(12.2)
Accretion expense	9.6
Revisions to expected discounted cash flows[1]	11.2
Foreign exchange revaluation	1.3
Current and non-current portion December 31, 2025	$161.5
Less: Current portion of decommissioning liability	(8.1)
Non-current portion December 31, 2025	$153.4
1. Included in the revisions to expected discounted cash flows for the year ended December 31, 2025 are costs of $0.6 million related to closed sites with a corresponding expense recorded in Other Loss (Note 21) (year ended December 31, 2024 - $0.2 million).
All of the expenditures are expected to occur between 2026 and 2069. The discount rates used in discounting the estimated reclamation and closure cost obligations were between 3.9% and 7.7% for the year ended December 31, 2025 (2024 – 3.3% and 8.6%), and the inflation rate used was between 2.0% and 3.7% for the year ended December 31, 2025 (2024 – 1.8% and 3.7%).
The total undiscounted value of the decommissioning liabilities at December 31, 2025 was $207.5 million (2024 - $193.8 million).

18	INCOME TAXES
The following table represents the major components of income tax expense recognized in net earnings for the years ended December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Current income tax expense	$120.5	$98.7
Deferred income tax expense	83.4	119.2
Income tax expense recognized in net earnings	$203.9	$217.9

33	Alamos Gold Inc.

2025 FINANCIAL REPORT
The statutory tax rate for 2025 was 25.0% (2024 – 25.0%). The following table reconciles the expected income tax expense at the Canadian combined statutory income tax rate to the amounts recognized in net earnings for the years ended December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Earnings before income taxes	$1,089.7	$502.2
Statutory tax rate	25.0%	25.0%
Expected income tax expense based on above rates	$272.4	$125.6
Effect of higher tax rates in foreign jurisdictions	12.6	8.2
(Non-taxable income) Non-deductible expenses	(80.9)	3.0
Impact of local mining taxes	47.7	41.7
Impact of foreign exchange	(43.1)	49.7
Impact of renouncement of flow through share expenditures	0.3	(0.6)
Withholding tax	0.1	0.5
Change in unrecognized temporary differences	(0.7)	(14.4)
Other	(4.5)	4.2
Income tax expense	$203.9	$217.9
For balance sheet presentation purposes, the Mexico deferred tax asset of $34.0 million (2024 - $12.2 million) has been disclosed separately from the consolidated deferred tax liability of $873.3 million (2024 - $760.6 million). The change in consolidated deferred income tax liability and deferred tax balance by category, both below, are shown inclusive of the Mexico deferred tax asset.
The following table reflects the change in net deferred income tax liability at December 31, 2025 and December 31, 2024:

	December 31, 2025	December 31, 2024
Balance, beginning of year	$748.4	$694.6
Deferred income tax expense recognized in net earnings	83.4	119.2
Deferred income tax expense (recovery) recognized in OCI	6.9	(3.8)
Deferred tax asset recognized upon acquisition of Argonaut (Note 6)	—	(61.2)
Other	0.6	(0.4)
Balance, end of year	$839.3	$748.4
The following summarizes the components of deferred income tax at December 31, 2025 and December 31, 2024:

	December 31, 2025	December 31, 2024
Mineral property, plant and equipment	$1,000.1	$895.8
Inventory capitalization	3.5	5.1
Corporate minimum tax prepayment	(25.3)
Other deductible temporary differences	(110.4)	(97.1)
Non-capital losses carried forward	(28.6)	(55.4)
Net deferred income tax liability	$839.3	$748.4
The Company has Canadian tax losses of $120.3 million expiring between 2026 and 2041, Mexican tax losses of $12.9 million expiring between 2026 and 2032.
The Company has unrecognized deferred income tax assets at December 31, 2025 in respect of aggregate loss carryforwards, deductible temporary differences and unused tax credits. The unrecognized loss carryforwards, deductible temporary differences and unused tax credits are $111.7 million (December 31, 2024 -$161.2 million).
At December 31, 2025, the Company has unrecognized deferred income tax liabilities on taxable temporary differences of $164.3 million (December 31, 2024 - $149.3 million) for taxes that would be payable on the unremitted earnings of certain subsidiaries of the Company.

34	Alamos Gold Inc.

2025 FINANCIAL REPORT
Organization for Economic Co-operation and Development (“OECD”) Pillar Two model rules

On June 20, 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”) which implements key measures of the Organization for Economic Cooperation and Development’s (“OECD”) model rules outlining a structure for a 15% global minimum tax regime ( “Pillar Two”). The Pillar Two rules have been enacted or substantively enacted in several jurisdictions in which the Company operates. The Company has performed an analysis of the impact of the Pillar Two rules and concluded that no top-up tax was required in 2025. The Company applies the mandatory temporary exception to the recognition and disclosure for deferred taxes related to OECD Pillar Two income taxes under IAS 12, Income Taxes.

19	SHARE CAPITAL
a)    Authorized share capital of the Company consists of an unlimited number of fully paid Class A common shares without par value.

	Number of Shares	Amount
Outstanding at December 31, 2023	396,956,984	$3,738.6
Shares issued through:
Argonaut acquisition (Note 6)	20,423,051	360.1
Share-based compensation plans	1,006,149	8.6
Orford acquisition (Note 10)	908,689	13.3
Flow-through share financing (ii)	451,990	6.5
DRIP (iii)	349,088	5.8
ESPP (iv)	401,537	6.3
Exercise of Manitou and Orford warrants and stock options	88,308	1.4
Cancellation of unexchanged shares	(220,745)	(2.1)
Outstanding at December 31, 2024	420,365,051	$4,138.5
Shares issued through:
Share-based compensation plans	411,984	4.5
DRIP (iii)	90,767	2.6
ESPP (iv)	252,730	6.6
Exercise of Orford replacement stock options	67,141	1.5
Shares repurchased and cancelled (i)	(1,326,929)	(13.1)
Outstanding at December 31, 2025	419,860,744	$4,140.6

(i) Normal Course Issuer Bid ("NCIB")
In December 2025, the Company renewed its NCIB permitting the purchase for cancellation of up to 18,580,120 common shares, representing 5% of the Company’s public float. The Company may purchase Common Shares under the NCIB up to December 23, 2026. For the year ended December 31, 2025, the Company repurchased and canceled 1,326,929 Common Shares at a cost of $38.8 million or $29.21 per share. The Company recognized a $13.1 million reduction in share capital and $25.7 million was recognized as a reduction to retained earnings. (2024 - $nil).
(ii) Flow-through share financing
During the second quarter of 2024, the Company completed a Canadian Exploration Expense ("CEE") flow-through financing. The Company issued 451,990 Common Shares for gross proceeds of $10.5 million (CAD $14.4 million), net of fees.
(iii) DRIP
The Company allows existing shareholders to participate in a DRIP. This provides shareholders the option of increasing their investment in the Company by electing to receive common shares in place of cash dividends. The Company has the discretion to elect to issue such common shares at up to a 5% discount to the prevailing market price from treasury, or purchase the common shares on the open market. For the year ended December 31, 2025, the Company issued 90,767 shares from Treasury pursuant to the DRIP, valued at $2.6 million (year ended December 31, 2024 issued 349,088 shares, valued at $5.8 million).

35	Alamos Gold Inc.

2025 FINANCIAL REPORT
(iv) ESPP
The Company has an ESPP which enables employees to purchase Class A common shares through payroll deduction. At the option of the Company, the common shares can be issued from treasury based on the volume weighted average closing price of the last five days prior to the end of the month or the shares may be purchased for plan participants in the open market. During the year ended December 31, 2025, the Company issued 252,730 shares from treasury pursuant to the ESPP, valued at $6.6 million (year ended December 31, 2024 - 401,537 shares valued at $6.3 million).
b)    Stock options
The following is a continuity of the changes in the number of stock options outstanding:

	Number	Weighted average exercise price (CAD$)
Outstanding at December 31, 2023	2,766,377	$9.32
Granted	471,177	16.07
Exercised	(1,006,149)	7.94
Outstanding at December 31, 2024	2,231,405	$11.37
Granted	275,485	33.59
Exercised	(411,984)	10.75
Forfeited	(55,072)	14.27
Outstanding at December 31, 2025	2,039,834	$14.43
During the year ended December 31, 2025, the weighted average share price at the date of exercise for stock options exercised was CAD $39.52 per share (for the year ended December 31, 2024 - CAD $22.92 per share).
(i) Stock options granted
During the year ended December 31, 2025, the Company granted 275,485 stock options which are vested in tranches equally over three years (year ended December 31, 2024 - 471,177). The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation:

For options granted in the year ended:	December 31, 2025	December 31, 2024
Weighted average share price at grant date (CAD$)	$33.59	$16.07
Average risk-free rate	2.46%	3.77%
Average expected dividend yield	0.43%	0.78%
Expected stock price volatility (based on historical volatility)	37%	40%
Expected life of option (months)	42	42
Weighted average per share fair value of stock options granted (CAD$)	$9.50	$5.08
Stock options outstanding and exercisable as at December 31, 2025:

	Outstanding			Exercisable
Range of exercise prices (CAD$)	Number of options	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (CAD$)
$6.58 - $7.00	10,167	6.58	0.20	10,167	6.58
$7.01 - $8.00	283,745	7.63	1.02	283,745	7.63
$8.01 - $11.00	772,618	9.46	2.57	772,618	9.46
$11.01 - $15.00	292,522	14.05	4.18	160,052	14.05
$15.01 - $23.83	405,297	16.09	5.17	106,961	16.15
$23.84 - $36.72	275,485	33.59	6.18	—	—
	2,039,834	$14.43	4.09	1,333,543	$10.14

36	Alamos Gold Inc.

2025 FINANCIAL REPORT
c)    Other employee long-term incentives
The following is a continuity of the changes in the number of other long-term incentive plans ("LTI") outstanding for the years ended December 31, 2025 and 2024:

	Restricted share units ("RSU")	Deferred share units ("DSU")	Performance share units ("PSU")
Outstanding units, December 31, 2023	1,911,738	1,013,234	1,159,288
Granted	719,978	93,546	348,474
Forfeited	(195,159)	—	(63,254)
Settled	(524,965)	—	(412,713)
Outstanding units, December 31, 2024	1,911,592	1,106,780	1,031,795
Granted	397,329	56,947	194,945
Forfeited/expired	(151,915)	—	—
Settled	(641,670)	(436,264)	(399,966)
Outstanding units, December 31, 2025	1,515,336	727,463	826,774
The settlement of LTI is either in cash or equity depending on the features of the specific LTI plan. The settlement of DSUs is in cash, PSUs are equity or cash settled at the Company's discretion, and certain RSUs are cash settled with the remaining settled in cash or equity at the Company's discretion, depending on the year of grant.
PSUs and RSUs granted to non-executives vest on the third anniversary from the date of grant. RSUs granted to executives vest in three equal tranches commencing on the first anniversary of the grant date. Mandatory or elective DSUs vest immediately and the Board of Directors determines the vesting schedule for discretionary DSUs at the time of grant.
The weighted average grant date fair value of the RSUs, DSUs and PSUs granted during the year ended December 31, 2025 was CAD $33.64, CAD $34.30 and CAD $33.59, respectively (year ended December 31, 2024 CAD $16.41, CAD $16.75 and CAD $16.07, respectively).
On December 31, 2025, the share-based payment liability of the Company was remeasured to fair value of the Company’s closing share price of CAD $53.00 (2024 - CAD $26.52) (Note 11).
(d) Share-based compensation expense
For the year ended December 31, 2025, total share-based compensation expense recognized in the Consolidated Statements of Comprehensive Income relating to the Company's long-term incentive plans was $67.6 million (2024 - $31.7 million), of which $12.6 million was included in cost of sales, related to share-based compensation issued to mine-site personnel (2024 - $nil). For the year ended December 31, 2025, $3.8 million of share-based compensation expense was capitalized to mineral property, plant and equipment (2024 - $nil).

The impact of mark-to-market adjustments on the share-based compensation expense recognized in the Consolidated Statements of Comprehensive Income arising from the change in the Company's share price for the year ended December 31, 2025 and 2024 was as follows:

	For the years ended
	December 31, 2025	December 31, 2024
Increase in share-based compensation expense due to mark-to-market adjustments (1)	$41.8	$16.2
(1) Of the total increase in share-based compensation expense due to mark-to market adjustments, $10.1 million was included in cost of sales for the year ended December 31, 2025 (2024 - $nil).
e)    Dividends
During the year ended December 31, 2025, the Company declared dividends totaling $42.1 million, of which $39.5 million were paid in cash (2024 - $35.1 million paid in cash). The remaining $2.6 million were issued in the form of common shares pursuant to the Company's DRIP (2024 - $5.8 million in shares issued pursuant to the DRIP).
On February 18, 2026, the Company announced a 60% increase to its first quarter dividend to $0.04 per common share.

37	Alamos Gold Inc.

2025 FINANCIAL REPORT

20	FINANCE INCOME (EXPENSE)

	For the years ended
	December 31, 2025	December 31, 2024
Interest expense (i)	($1.0)	($4.1)
Interest income	14.8	12.6
Lease liability interest (i)	—	(1.4)
Accretion on reclamation provision	(9.6)	(8.9)
Deferred payment accretion (Note 7)	2.2	—
Other (i)	—	(2.0)
	$6.4	($3.8)
(i) During the year ended December 31, 2025, $24.9 million of interest was capitalized in mineral property, plant and equipment (year ended December 31, 2024 - $11.3 million). Capitalized interest is inclusive of non-cash accretion on deferred revenue (Note 14).Total interest paid, including interest capitalized, during year ended December 31, 2025 was $18.4 million (year ended December 31, 2024 - $9.5 million). The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 6.32% (December 31, 2024- 7.03%).

21	OTHER LOSS

	For the years ended
	December 31, 2025	December 31, 2024
Turkish projects care and maintenance and arbitration costs	($2.7)	($6.5)
Transaction and integration costs arising on the Argonaut Transaction (Note 6)	—	(9.3)
Loss on disposal of assets	(3.9)	(10.6)
Fair value adjustment on contingent consideration	—	(5.7)
Write down of miscellaneous receivables	—	(4.7)
Revision to reclamation for closed sites	(0.6)	(0.2)
Other	(2.4)	(2.7)
	($9.6)	($39.7)

22	EARNINGS PER SHARE

	For the years ended
	December 31, 2025	December 31, 2024
Net earnings	$885.8	$284.3
Weighted average number of common shares outstanding (in thousands)	420,444	408,165
Basic earnings per share	$2.11	$0.70

Dilutive effect of potential common share equivalents (in thousands)	2,218	2,381

Diluted weighted average number of common shares outstanding (in thousands)	422,662	410,546
Diluted earnings per share	$2.10	$0.69

38	Alamos Gold Inc.

2025 FINANCIAL REPORT
The following table lists the share units that were excluded from the computation of diluted earnings per share. The share units were excluded as the exercise price related to the particular security exceeded the average market price of the Company's common shares of CAD $39.33 for the year ended December 31, 2025 (December 31, 2024 - CAD $22.65), or the inclusion of the share units had an anti-dilutive effect on net earnings.

Share units excluded from calculation of diluted earnings per share for the years ended:
(in thousands)	December 31, 2025	December 31, 2024
Stock options	—	5

23	SUPPLEMENTAL CASH FLOW INFORMATION
Changes in working capital and income taxes received or paid:

	For the years ended
	December 31, 2025	December 31, 2024
Amounts receivable	$0.8	$2.7
Inventories	(24.7)	53.3
Advances and prepaid expenses	(4.5)	2.0
Accounts payable and accrued liabilities	12.9	(40.9)
Cash taxes paid	(113.5)	(82.2)
	($129.0)	($65.1)
Other items:

	For the years ended
	December 31, 2025	December 31, 2024
Employee share purchase plan contributions	$4.5	$4.7
Reclamation activities	(12.2)	(10.6)
Distribution of share-based compensation	(47.1)	(14.5)
Revision to reclamation for closed sites	0.6	0.2
Interest received	14.8	12.6
Fair value adjustment on contingent consideration	—	5.7
Loss on disposal of assets	3.9	10.6
Write down of miscellaneous receivables	—	4.7
Reduction of obligation to renounce flow-through exploration expenditures	(1.4)	(2.3)
Other items	2.9	(0.1)
	($34.0)	$11.0

39	Alamos Gold Inc.

2025 FINANCIAL REPORT

24	SEGMENTED INFORMATION
(a) Segment revenues and results
Operating results of operating segments are reviewed by the Company’s chief operating decision maker, being the Company’s Chief Executive Officer, to make decisions about resources to be allocated to the segments and to assess their performance. The Company considers its reportable operating segments to be its operating mines and significant development projects. During the third quarter of 2025, the Island Gold and Magino operating segments were combined to form a single operating segment following the publication of a new combined life of mine plan and continued consolidation of the Island Gold District's operations and reporting which integrated their milling operations and unified their revenue streams. The Company operates in two principal geographical areas - Canada, and Mexico. The Young-Davidson, Island Gold and Magino mines operate in Canada, and the Mulatos mine operates in Sonora, Mexico.
Significant information relating to the Company's reporting operating segments is as follows:

Year Ended December 31, 2025
	Young-Davidson	Island Gold District	Mulatos[1]	Corporate /other[2,3]	Total
Operating revenues	$534.1	$833.9	$485.8	(45.0)	$1,808.8
Cost of sales
Mining and processing	190.8	243.7	138.3	—	572.8
Royalties	8.0	14.1	4.9	—	27.0
Amortization	71.3	86.4	51.5	0.5	209.7
	270.1	344.2	194.7	0.5	809.5
Expenses
Exploration	3.4	5.8	7.4	9.7	26.3
Corporate and administrative	—	—	—	39.3	39.3
Share-based compensation	—	—	—	55.0	55.0
Reversal of impairment	—	—	—	(218.8)	(218.8)
Earnings (loss) from operations	$260.6	$483.9	$283.7	$69.3	$1,097.5
Finance income					6.4
Foreign exchange loss					(5.1)
Gain on sale of assets (Note 7)					231.0
Loss on commodity derivatives (Note 13)					(230.5)
Other loss					(9.6)
Earnings before income taxes					$1,089.7

40	Alamos Gold Inc.

2025 FINANCIAL REPORT

Year Ended December 31, 2024
	Young-Davidson	Island Gold District	Mulatos[1]	Corporate/other[2]	Total
Operating revenues	$415.3	$444.3	$487.3	—	$1,346.9
Cost of sales
Mining and processing	178.4	143.5	197.0	—	518.9
Royalties	6.2	5.2	2.4	—	13.8
Amortization	77.3	57.4	83.7	—	218.4
	261.9	206.1	283.1	—	751.1
Expenses
Exploration	3.0	5.7	13.1	4.9	26.7
Corporate and administrative	—	—	—	32.6	32.6
Share-based compensation	—	—	—	31.7	31.7
Reversal of impairment	(57.1)	—	—	—	(57.1)
Earnings (loss) from operations	$207.5	$232.5	$191.1	($69.2)	$561.9
Finance expense					(3.8)
Foreign exchange gain					8.0
Loss on commodity derivatives					(24.2)
Other loss					(39.7)
Earnings before income taxes					$502.2
1. Mulatos includes the La Yaqui Grande operation.
2. Corporate and other consists of corporate balances and exploration, development projects and mines in reclamation.
3 Includes the impact on revenues of delivering ounces into the Company's gold sale prepayment arrangement (Note 14)
(b) Segment assets and liabilities

	Total Assets		Total liabilities
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Young-Davidson	$1,838.4	$1,758.6	$584.0	$459.8
Island Gold District	3,179.3	2,756.6	607.9	572.4
Mulatos [1]	697.2	540.9	164.6	160.4
Corporate/other [2]	669.7	280.0	582.3	559.3
Total assets and liabilities	$6,384.6	$5,336.1	$1,938.8	$1,751.9
1. Mulatos includes the La Yaqui Grande operation.
2. Corporate and other consists of corporate balances, exploration and development projects and mines in reclamation.

25	MANAGEMENT OF CAPITAL
The Company defines capital that it manages as its shareholders equity as well as debt and financing obligations. The Company’s objectives when managing capital are to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. At December 31, 2025, total managed capital was $4,445.8 million (2024 - $3,584.2 million).
The Company’s capital structure reflects the requirements of an entity focused on sustaining strong cash flows from its current mining operations and financing both internal and external growth opportunities and development projects. The Company faces lengthy development lead times as well as risks associated with increasing capital costs and project completion timing due to the availability of resources, permits and other factors beyond the Company’s control. The Company’s operations are also significantly affected by the volatility of the market price of gold.

41	Alamos Gold Inc.

2025 FINANCIAL REPORT
The Company continually assesses its capital structure and makes adjustments to it with reference to changes in economic conditions and risk characteristics associated with its underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, pay dividends, sell assets or enter into new debt arrangements.
The Company manages its capital structure by performing the following:
•Maintaining sufficient liquidity in order to address any potential operational disruptions or industry downturns;
•Preparing detailed budgets and cash flow forecasts for each mining operation, exploration project, development project and corporate activities that are approved by the Board of Directors;
•Regular internal reporting and Board of Directors’ meetings to review actual versus budgeted spending and cash flows; and
•Detailed project financial analysis to assess or determine new funding requirements.
There were no changes in the Company’s approach to managing capital during the year.

26	RELATED PARTY TRANSACTIONS
In 2025 and 2024, there were no related party transactions other than compensation of key management personnel. Remuneration of key management (includes members of the Board and executive team) for the years ended:

	For the years ended
Expense by nature for the years ended:	December 31, 2025	December 31, 2024

Salaries and short-term employee benefits	10.1	9.9
Share-based payments	32.9	18.5
	$43.0	$28.4
These transactions are in the normal course of operations and all of the transactions are measured at the exchange amount of consideration established and agreed to by the parties. The increase in share-based compensation expense for the year ended December 31, 2025, was primarily due to the Company's increased share price and higher relative total shareholder return performance.

42	Alamos Gold Inc.